SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2022 (Report No. 2)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On January 4, 2022, Nano Dimension Ltd. (the “Company”) entered into, and simultaneously closed, a share purchase agreement (the “Share Purchase Agreement”) with the shareholders of Global Inkjet Systems Ltd. (“Selling Shareholders” and “GIS,” respectively) to purchase GIS, by way of a share purchase of all of the issued and outstanding share capital of GIS. At the closing, the Company paid the Selling Shareholders for their shares £17,441,000 in cash (approximately $23,371,0000) in immediately available funds, of which £2,200,000 (approximately $2,948,000) was deposited in escrow for a period of 36 months in connection with certain indemnification obligations of the Selling Shareholders pursuant to the Share Purchase Agreement. In addition, the Selling Shareholders are entitled to deferred consideration of £1,000,000 (approximately $1,340,000), to be paid on April 1, 2024 and may be entitled to an earn-out consideration (the “Earn-Out Consideration”) in an aggregate amount of up to £7,000,000 (approximately $9,380,000), subject to meeting certain EBITDA performance targets in the fiscal year ending on March 31, 2022, and revenues and gross profit performance targets in the fiscal year ending on March 31, 2023. Additionally, the Selling Shareholders identified as key management need to remain engaged by the Company during the aforementioned earn-out/deferred compensation period(s).

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-233905 and 333-251155) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this report when it discusses the potential for additional payments to the shareholders of GIS. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including market conditions and the satisfaction of all conditions to any additional payments to the shareholder of GIS, as well as those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibit No.
10.1	Share Purchase Agreement, dated January 4, 2022, by and among Nano Dimension Ltd. and the Selling Shareholders. *
99.1	Press Release issued by Nano Dimension Ltd. on January 5, 2022, titled “Nano Dimension Acquires Global Inkjet Systems; Implements Its Vision for Specialized 3D Printing and Additive Manufacturing.”

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to Nano Dimension Ltd. if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: January 5, 2021	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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